

January 17, 2018

<u>Via E-Mail</u>

Andrew Freedman
Olshan, From & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

    Re: Aviragen Therapeutics, Inc.
            PREC14A filed on January 12, 2018
            Filed by Digirad Corporation *et al.*
            File No. 1-35285

Dear Mr. Freedman:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement filed on January 12, 2018</u>

<u>General</u>

1. All statements of opinion or belief should be clearly presented as such rather than as statements of fact. Some examples of disclosure that should be modified accordingly include the following statements:

- "Aviragen Management has a track record of value destruction and the Board has failed to take appropriate actions and should be held accountable." (page 9)

- "The tremendous failure of Ianinamivir and the BARDA contract necessitated CEO Plumb's departure from the CEO role." (page 11)

- "The incumbent Board has overseen this significant destruction of stockholder value and have failed to take appropriate steps to remedy the problems that plague the Company." (page 11)

Reasons for our Solicitation, page 9

2. We note that in multiple contacts with the Company within the last year, the participants in this solicitation advocated for the liquidation of the Company. Please discuss whether this is something you will continue to pursue if this solicitation I successful and the merger with Vaxart is not consummated as a result.

The Proposed Merger is Not in the Best Interests of the Company and its Stockholders for Numerous Reasons, page 11

3. Clarify what you mean by the statement that "[b]ased on the disclosures by the Company in the Aviragen Merger Proxy Statement regarding the process employed by the Board, we believe the Company failed to properly consider the relative benefits of alternative proposals or avenues for returning value to stockholders."

4. Explain what you mean by the reference to a "double-trigger payment" in the last paragraph on page 11.

Form of Proxy

5. Revise the reference to discretionary authority on the form of proxy, consistent with the disclosure at the bottom of page 6 of the proxy statement (with the reference to matters not known to CAS Group a reasonable time before the solicitation). See Rule 14a-4(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in this solicitation are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

   If you have any questions regarding these comments or your filing in general, please feel free to contact me at (202) 551-3263.

        Sincerely,

        /s/ Christina Chalk

        Christina Chalk
        Senior Special Counsel
        Office of Mergers and Acquisitions